Malik Law Group LLC Attorneys At Law

Regions Plaza
Bilal Malik	1180 West Peachtree Street | Suite 1910
T 678.279.5478	Atlanta, GA 30309
bilal.malik@maliklawgroup.com	maliklawgroup.com

October 14, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust – CIK No. 0001771951
Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1
Filed July 24, 2020
File No. 333-238098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Dynamic Shares Trust, Amendment No. 3 to the above-referenced registration statement on Form S-1 filed on May 8, 2020 and as amended on June 25, 2020 and July 24, 2020. Amendment No. 3 is marked with < R > tags to show updating changes made from Amendment No. 2 to the Form S-1 filed on July 24, 2020.

If the staff of the Securities and Exchange Commission has any further comments regarding the foregoing, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang/Dynamic Shares Trust
Michelle Miller /U.S. Securities and Exchange Commission
Sharon Blume /U.S. Securities and Exchange Commission
Eric Envall/U.S. Securities and Exchange Commission
Sandra Hunter Berkheimer /U.S. Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC
Craig D. Linder, Esq./Anthony L.G., PLLC